# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Taboola.com Ltd., CIK 0001840502
CUSIP: M8744T106
Title of class of securities: Ordinary shares, no par value
Address of issuer's principal executive offices: 16 Madison Square West, 7th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001910942

## Reporting persons
- Evergreen Venture Partners Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 15,061,617; shared voting power 0; sole dispositive power 15,061,617; shared dispositive power 0; aggregate amount beneficially owned 15,061,617 (5.8% of the class)
- Evergreen 5 G.P. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 15,061,617; shared voting power 0; sole dispositive power 15,061,617; shared dispositive power 0; aggregate amount beneficially owned 15,061,617 (5.8% of the class)
- Evergreen V GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 15,061,617; shared voting power 0; sole dispositive power 15,061,617; shared dispositive power 0; aggregate amount beneficially owned 15,061,617 (5.8% of the class)
- Evergreen V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 13,547,924; shared voting power 0; sole dispositive power 13,547,924; shared dispositive power 0; aggregate amount beneficially owned 13,547,924 (5.2% of the class)
- Evergreen VA, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,513,693; shared voting power 0; sole dispositive power 1,513,693; shared dispositive power 0; aggregate amount beneficially owned 1,513,693 (0.6% of the class)

## Item 1. Issuer
Name of issuer: Taboola.com Ltd.
Address of issuer's principal executive offices: 16 Madison Square West, 7th Floor, New York, NY 10010

## Item 2. Person Filing
Name of person filing:
(i) Evergreen Venture Partners Ltd. (''EVP Ltd.").

(ii) Evergreen 5 G.P. Ltd. ("Evergreen 5 GP").

(iii) Evergreen V GP, LP ("Evergreen V GP").

(iv) Evergreen V, L.P. ("Evergreen V").

(v) Evergreen VA, L.P. ("Evergreen VA").

Evergreen 5 GP is the general partner of Evergreen V GP, which is the general partner of each of Evergreen V and Evergreen VA. EVP Ltd. is the sole shareholder of Evergreen 5 GP. Each of Evergreen V GP, Evergreen 5 GP and EVP Ltd. may be deemed to have voting and dispositive power over the shares held by Evergreen V and Evergreen VA.
Address of principal business office or, if none, residence: The address of the principal business and the principal office of the Reporting Persons is c/o Clockwork Admin Ltd., Fifth Floor, 32 Habarzel Street, Ramat Hahayal, Tel Aviv, Israel 6971048.
Citizenship: EVP Ltd. and Evergreen 5 GP are organized under the laws of Israel. Evergreen V GP, Evergreen V and Evergreen VA are organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2025, (i) Evergreen V directly owns 13,547,924 Ordinary Shares, which represents approximately 5.2% of the outstanding Ordinary Shares of the Issuer and (ii) Evergreen VA directly owns 1,513,693 Ordinary Shares, which represents approximately 0.6% of the outstanding Ordinary Shares of the Issuer.

Each of Evergreen V GP, Evergreen 5 GP, and EVP Ltd. may be deemed to beneficially own the 15,061,617 shares held directly by Evergreen V and Evergreen VA, representing approximately 5.8% of the outstanding Ordinary Shares of the Issuer.
Percent of class: See Item 4(a). The percent of class was calculated based on 258,183,722 Ordinary Shares outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.
Sole power to vote or to direct the vote:
EVP Ltd.: 15,061,617 Ordinary Shares
Evergreen V GP: 15,061,617 Ordinary Shares
Evergreen 5 GP: 15,061,617 Ordinary Shares
Evergreen V: 13,547,924 Ordinary Shares
Evergreen VA: 1,513,693 Ordinary Shares
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
EVP Ltd.: 15,061,617 Ordinary Shares
Evergreen V GP: 15,061,617 Ordinary Shares
Evergreen 5 GP: 15,061,617 Ordinary Shares
Evergreen V: 13,547,924 Ordinary Shares
Evergreen VA: 1,513,693 Ordinary Shares
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Evergreen Venture Partners Ltd.: /s/ Amichai Hammer, Amichai Hammer, Director and CFO of Evergreen Venture Partners Ltd. (02/17/2026)
- Evergreen 5 G.P. Ltd.: /s/ Amichai Hammer, Amichai Hammer, Director and CFO of Evergreen Venture Partners Ltd. (02/17/2026)
- Evergreen V GP, LP: /s/ Amichai Hammer, Amichai Hammer, Director and CFO of Evergreen Venture Partners Ltd. (02/17/2026)
- Evergreen V, L.P.: /s/ Amichai Hammer, Amichai Hammer, Director and CFO of Evergreen Venture Partners Ltd. (02/17/2026)
- Evergreen VA, L.P.: /s/ Amichai Hammer, Amichai Hammer, Director and CFO of Evergreen Venture Partners Ltd. (02/17/2026)